FIDELITY NATIONAL INFORMATION SERVICES, INC.

601 Riverside Avenue

Jacksonville, Florida 32204

July 13, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

FAX: (202) 772-9202

Attention:	Ms. Mara L. Ransom Ms. Catherine Brown

Re:	Fidelity National Information Services, Inc. (the “Company”) Registration Statement on Form S-4 (SEC File No. 333-181871) Originally Filed June 4, 2012

Ladies and Gentlemen:

The Company hereby withdraws its letter, dated July 6, 2012, requesting acceleration of the effective date of its Registration Statement on Form S-4.

Please call Michael Kim of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4746 if you have any questions.

Very truly yours,

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Corporate Executive Vice President